FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GENERAL SHAREHOLDERS’ MEETING
JUNE 20, 2007

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS TO THE GENERAL SHAREHOLDERS’ MEETING, IN RELATION TO ITEMS 6 AND 7 (APPOINTMENTS OF COMPANY DIRECTORS) OF THE MEETING AGENDA.

The Board of Directors, at its meeting held on June 14, 2007, following a report by the Appointment and Remuneration Committee, resolves to submit to the Annual General Meeting to be held on June 20, 2007, at first call, within items 6 and 7 of the Agenda, the following:

SIX. Appointment of Company Director.

“To appoint Mr. Fernando d´Ornellas Silva as a member of the Board of Directors. By virtue of the provisions of article 38 of the Corporate Bylaws, Mr. d´Ornellas Silva shall hold office during a term of four years. The status of the aforesaid person as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type b).”

SEVEN. Appointment of Company Director.

“To appoint Mr. Borja Prado Eulate as a member of the Board of Directors. By virtue of the provisions of article 38 of the Corporate Bylaws, Mr. Prado Eulate shall hold office during a term of four years. The status of the aforesaid person as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type b).”

NOTE: ATTACHED IS A CONCISE BIOGRAPHY OF MESSRS. FERNANDO D´ORNELLAS SILVA AND BORJA PRADO EULATE.

Fernando d’Ornellas Silva

October 29, 1957 (Madrid)

Education: Licentiate ICADE E-3; Masters in Business Administration from Instituto de Empresa; Masters in Business Administration from IESE Barcelona (International Section)

Experience: Deputy CFO of Johnson & Johnson (1983-1985); CFO of Toyota Spain (1985-1992); CEO of Chrysler Spain and Chairman of Chrysler Portugal (1992-2004)

Present Occupation: CEO of Bergé Automoción (Since 2004)

Boards of Directors: CEO of Grupo Bergé; Vice Chairman of SKBergé Latin America; Chairman of Lexus Spain; Chairman of Hyundai Spain.

Other Activities: Vice Chairman of Asociación Nacional de Importadores de Automóviles (ANIACAM) (National Automobile Importer Association)

………………………………

Borja Prado Eulate

May 11, 1956 (Madrid)

Education: Attorney-at-Law

Professional Activity:

At present Mr. Prado is a member of the Board of Directors of the following companies:

Chairman and shareholder of Almagro Asesoramiento e Inversiones, S.A.

Member of the Board of Directors of Telecinco, a private television state that trades on the securities market, majority-owned by Mediaset

Member of the Board of Directors of Willis (Insurance Brokerage)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 14, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations